UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No )*

TONGXIN INTERNATIONAL, LTD.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

G8918T103
(CUSIP Number)

December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. G8918T103

1		NAME OF REPORTING PERSON JACK SILVER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 840,500
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 840,500
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 840,500
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.0%
12		TYPE OF REPORTING PERSON IN

CUSIP No. G8918T103

1		NAME OF REPORTING PERSON SHERLEIGH ASSOCIATES INC. PROFIT SHARING PLAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 840,500
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 840,500
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 840,500
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.0%
12		TYPE OF REPORTING PERSON EP

CUSIP No. G8918T103

Item 1.

(a)           Name of Issuer:

Tongxin International, Ltd.

(b)           Address of Issuer’s Principal Executive Offices:

401 South Old Woodward
Suite 450
Birmingham, MI 48009

Item 2.

(a)           Name of Person Filing:

Jack Silver
Sherleigh Associates Inc. Profit Sharing Plan

(b)           Address of Principal Business Office or, if none, Residence:

                                SIAR Capital LLC
660 Madison Avenue
New York, NY 10021

(c)           Citizenship:

United States

(d)           Title of Class of Securities:

Common Stock

(e)           CUSIP Number:

G8918T103

Item 3.    If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)           ☐           Broker or Dealer registered under Section 15 of the Act

(b)           ☐           Bank as defined in section 3(a)(6) of the Act

(c)           ☐           Insurance Company as defined in section 3(a)(19) of the Act

(d)           ☐           Investment Company registered under section 8 of the Investment Company Act

CUSIP No. G8918T103

(e)           ☐           Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

(f)            ☐           Employee Benefit Plan or endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)           ☐           Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G);

(h)           ☐           A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)            ☐           Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

(a) – (c)

As of the date hereof, Jack Silver beneficially owns 840,500 shares of Common Stock of Tongxin International, Ltd. (the “Company”) representing 7.0% of the outstanding Common Stock, based on approximately 11,205,270 shares of Common Stock outstanding, as reported in the issuer’s Form 6-K filed with the Securities and Exchange Commission on November 10, 2008.  Such shares of Common Stock beneficially owned by Mr. Silver include 840,500 shares of Common Stock issuable upon exercise of warrants held by Sherleigh Associates Inc. Profit Sharing Plan, a trust of which Mr. Silver is the trustee.

Mr. Silver has the sole voting and dispositive power with respect to all 840,500 shares of Common Stock beneficially owned by him.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following .

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

CUSIP No. G8918T103

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2009
Date

/s/ Jack Silver
Signature

Jack Silver
Name/Title

Sherleigh Associates Inc. Profit Sharing Plan

By:	/s/ Jack Silver
Name:	Jack Silver
Title:	Trustee